Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	April 1,	December 31,
	2017	2016
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$156,107	$142,672
Accounts receivable, net	154,844	162,377
Costs and estimated earnings in excess of billings	14,926	7,450
Inventories	186,998	157,679
Other current assets	12,038	12,800
Total current assets	524,913	482,978
Property, plant and equipment, less accumulated depreciation, depletion and amortization (April 1, 2017 - $518,554 and December 31, 2016 - $484,554)	1,528,259	1,446,452
Goodwill	848,034	782,212
Intangible assets, less accumulated amortization (April 1, 2017 - $5,700 and December 31, 2016 - $7,854)	17,685	17,989
Other assets	46,303	46,789
Total assets	$2,965,194	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$6,500
Current portion of acquisition-related liabilities	15,352	21,663
Accounts payable	104,782	81,610
Accrued expenses	100,720	110,473
Billings in excess of costs and estimated earnings	12,860	15,456
Total current liabilities	240,214	235,702
Long-term debt	1,513,057	1,514,456
Acquisition-related liabilities	28,459	25,161
Other noncurrent liabilities	121,379	124,708
Total liabilities	1,903,109	1,900,027
Commitments and contingencies (see note 9)
Member’s equity	1,326,986	1,087,558
Accumulated deficit	(239,855)	(185,099)
Accumulated other comprehensive loss	(26,326)	(27,444)
Member’s interest	1,060,805	875,015
Noncontrolling interest	1,280	1,378
Total member’s interest	1,062,085	876,393
Total liabilities and member’s interest	$2,965,194	$2,776,420

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Three months ended
	April 1,	April 2,
	2017	2016
Revenue:
Product	$225,017	$180,102
Service	34,027	27,937
Net revenue	259,044	208,039
Delivery and subcontract revenue	25,233	20,340
Total revenue	284,277	228,379
Cost of revenue (excluding items shown separately below):
Product	166,968	132,396
Service	25,371	24,054
Net cost of revenue	192,339	156,450
Delivery and subcontract cost	25,233	20,340
Total cost of revenue	217,572	176,790
General and administrative expenses	58,468	45,370
Depreciation, depletion, amortization and accretion	39,748	32,360
Transaction costs	1,273	3,316
Operating loss	(32,784)	(29,457)
Interest expense	24,715	21,286
Loss on debt financings	190	—
Other income, net	(657)	(351)
Loss from operations before taxes	(57,032)	(50,392)
Income tax benefit	(2,178)	(8,149)
Net loss	(54,854)	(42,243)
Net loss attributable to noncontrolling interest	(98)	(79)
Net loss attributable to member of Summit LLC	$(54,756)	$(42,164)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Operations

(In thousands)

	Three months ended
	April 1,	April 2,
	2017	2016
Net loss	$(54,854)	$(42,243)
Other comprehensive income:
Foreign currency translation adjustment	706	4,642
Income (loss) on cash flow hedges	412	(2,234)
Other comprehensive income	1,118	2,408
Comprehensive loss	(53,736)	(39,835)
Less comprehensive loss attributable to the noncontrolling interest in consolidated subsidiaries	(98)	(79)
Comprehensive loss attributable to member of Summit LLC	$(53,638)	$(39,756)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Three months ended
	April 1,	April 2,
	2017	2016
Cash flow from operating activities:
Net loss	$(54,854)	$(42,243)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	43,088	36,526
Share-based compensation expense	4,748	2,036
Deferred income tax benefit	(2,354)	—
Net gain on asset disposals	(1,665)	(1,683)
Non-cash loss on debt financings	85	—
Other	783	130
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	13,847	22,281
Inventories	(24,677)	(25,612)
Costs and estimated earnings in excess of billings	(7,480)	(1,981)
Other current assets	1,494	(9,583)
Other assets	(743)	351
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	3,517	(618)
Accrued expenses	(19,531)	(17,907)
Billings in excess of costs and estimated earnings	(2,703)	(2,552)
Other liabilities	1,369	(1,103)
Net cash used in operating activities	(45,076)	(41,958)
Cash flow from investing activities:
Acquisitions, net of cash acquired	(112,333)	(249,111)
Purchases of property, plant and equipment	(51,056)	(39,125)
Proceeds from the sale of property, plant and equipment	4,325	6,019
Other	974	—
Net cash used for investing activities	(158,090)	(282,217)
Cash flow from financing activities:
Capital contributions by member	238,629	—
Capital issuance costs	(638)	—
Proceeds from debt issuances	—	250,000
Debt issuance costs	(699)	(5,001)
Payments on debt	(3,566)	(3,458)
Payments on acquisition-related liabilities	(13,914)	(9,473)
Distributions	(2,579)	(2,500)
Other	(732)	—
Net cash provided by financing activities	216,501	229,568
Impact of foreign currency on cash	100	446
Net increase (decrease) in cash	13,435	(94,161)
Cash and cash equivalents – beginning of period	142,672	185,388
Cash and cash equivalents – end of period	$156,107	$91,227

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest

(In thousands)

	Total Member’s Interest
			Accumulated
			other		Total
	Member’s	Accumulated	comprehensive	Noncontrolling	member’s
	equity	deficit	loss	interest	interest
Balance — December 31, 2016	$1,087,558	$(185,099)	$(27,444)	$1,378	$876,393

Net contributed capital	237,991	—	—	—	237,991
Net income	—	(54,756)	—	(98)	(54,854)
Other comprehensive income	—	—	1,118	—	1,118
Distributions	(2,579)	—	—	—	(2,579)
Share-based compensation	4,748	—	—	—	4,748
Other	(732)	—	—	—	(732)
Balance — April 1, 2017	$1,326,986	$(239,855)	$(26,326)	$1,280	$1,062,085

Balance — January 2, 2016	$1,050,882	$(245,486)	$(28,466)	$1,362	$778,292

Net contributed capital	(115)	—	—	—	(115)
Net loss	—	(42,164)	—	(79)	(42,243)
Other comprehensive income	—	—	2,408	—	2,408
Distributions	(2,500)	—	—	—	(2,500)
Share-based compensation	3,720	(1,684)	—	—	2,036
Balance — April 2, 2016	$1,051,987	$(289,334)	$(26,058)	$1,283	$737,878

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1.SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc. Equity Offering—On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of limited partnership interests in Summit Holdings (“LP Units”) and caused Summit Holdings to use a portion of the proceeds from the offering to acquire two materials-based companies for a combined purchase price of approximately $110 million in cash, with remaining net proceeds to be used for general corporate purposes, which may include, but is not limited to, funding acquisitions, repaying indebtedness, capital expenditures and funding working capital.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2016. The Company continues to follow the accounting policies set forth in those consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of April 1, 2017, and the results of operations and cash flows for the three months ended April 1, 2017 and April 2, 2016

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three months ended April 1, 2017 and April 2, 2016.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of April 1, 2017 and December 31, 2016 was:

	April 1,	December 31,
	2017	2016
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$3,188	$9,288
Cash flow hedges	816	942
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$10,598	$2,377
Cash flow hedges	1,123	1,438

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments to contingent consideration or derivatives in the three months ended April 1, 2017 and April 2, 2016.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of April 1, 2017 and December 31, 2016 was:

	April 1, 2017		December 31, 2016
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$1,582,213	$1,534,654	$1,586,102	$1,536,065

Level 3
Current portion of deferred consideration and noncompete obligations(2)	12,164	12,164	12,375	12,375
Long term portion of deferred consideration and noncompete obligations(3)	17,861	17,861	22,784	22,784

(1)	$6.5 million included in current portion of debt as of April 1, 2017 and December 31, 2016.
(2)	Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)	Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

New Accounting Standards — In March 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires that the service cost component be reported in the same line item as employer compensation costs and that the other components of periodic pension costs be reported outside of operating income. The ASU also restricts capitalization of costs to the service cost component. The ASU is effective for public companies for annual periods beginning after December 15, 2017. The Company early adopted this ASU as of the beginning of fiscal year 2017, on a retrospective basis; accordingly, the Company reclassified $98,000 from product cost of revenue to other (income) expense in the three months ended April 2, 2016 to conform to the current year presentation.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which eliminates the two step goodwill impairment test and replaces it with a single step test.  The single step test compares the carrying amount of a reporting unit to its fair value; if the carrying amount is greater than the fair value the difference is the amount of the goodwill impairment.  Step zero is left unchanged. Therefore, entities that wish to do a qualitative assessment are still permitted to do so. The ASU is effective for SEC filers for fiscal years beginning after December 15, 2020. However, the Company early adopted this ASU as of the beginning of fiscal year 2017. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires that the income tax effect of share-based awards be recognized in the income statement and allows entities to elect an accounting method to recognize forfeitures as they occur or to estimate forfeitures. The Company early adopted this ASU as of the beginning of fiscal year 2016 and made an election to recognize forfeitures as they occur. The ASU adoption was applied using a modified retrospective method by means of a $1.7 million cumulative-effect adjustment to accumulated earnings (deficit) as of the beginning of the fiscal year.

2.ACQUISITIONS

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. The following acquisitions completed in the three months ended April 1, 2017 and in fiscal 2016 were not material individually, or when combined:

West segment

•

On January 30, 2017, the Company acquired Everist Materials, LLC (“Everist Materials”), a vertically integrated aggregates, ready-mix concrete, and paving business based in Silverthorne, Colorado, with two aggregates plants, five ready-mix plants and two asphalt plants.

•	On October 3, 2016, the Company acquired Midland Concrete Ltd. (“Midland Concrete”), a ready-mix company with one plant servicing the Midland, Texas market.
•	On August 19, 2016, the Company acquired H.C. Rustin Corporation (“Rustin”), a ready-mix company with 12 ready-mix plants servicing the Southern Oklahoma market.
•

On April 29, 2016, the Company acquired Sierra Ready Mix, LLC (“Sierra”), a vertically integrated aggregates and ready-mix concrete business with one sand and gravel pit and two ready-mix concrete plants located in Las Vegas, Nevada.

East segment

•	On March 17, 2017, the Company acquired Sandidge Concrete (“Sandidge”), a ready-mix concrete company with three plants servicing the Columbia, Missouri market.
•	On February 24, 2017, the Company acquired Razorback Concrete Company (“Razorback”), an aggregates-based business with ready-mix concrete operations in central and northeastern Arkansas.
•

On August 26, 2016, the Company acquired R.D. Johnson Excavating Company, LLC and Asphalt Sales of Lawrence, LLC (“RD Johnson”), an asphalt producer and construction services company based in Lawrence, Kansas.

•

On August 8, 2016, the Company acquired the assets of Weldon Real Estate, LLC (“Weldon”) and the membership interests of Honey Creek Disposal Service, LLC. (‘‘Honey Creek’’). Honey Creek is a trash collection business, which was sold immediately after acquisition. The Company retained the building assets of Weldon, where its recycling business in Kansas is operated.

•

On May 20, 2016, the Company acquired seven aggregates quarries in central and northwest Missouri from APAC-Kansas, Inc. and APAC-Missouri, Inc., subsidiaries of Oldcastle Materials, Inc. (“Oldcastle Assets”).

•

On March 18, 2016, the Company acquired Boxley Materials Company (“Boxley”), a vertically integrated company based in Roanoke, Virginia with six quarries, four ready-mix concrete plants and four asphalt plants.

•	On February 5, 2016, the Company acquired American Materials Company (“AMC”), an aggregates company with five sand and gravel pits servicing coastal North and South Carolina.

Cement segment

•	On August 30, 2016, the Company acquired two river-supplied cement and fly-ash distribution terminals in Southern Louisiana.

The purchase price allocation, primarily the valuation of property, plant and equipment for the 2017 acquisitions, as well as certain of the 2016 acquisitions has not yet been finalized due to the timing of the acquisitions. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Three months ended	Year Ended
	April 1,	December 31,
	2017	2016

Financial assets (1)	$6,856	$22,204
Inventories	4,603	17,215
Property, plant and equipment	51,253	180,321
Intangible assets	13	5,531
Other assets	1,174	6,757
Financial liabilities (1)	(5,147)	(20,248)
Other long-term liabilities	(1,592)	(36,074)
Net assets acquired	57,160	175,706
Goodwill	64,993	176,319
Purchase price	122,153	352,025
Acquisition related liabilities	(9,820)	(17,034)
Other	—	1,967
Net cash paid for acquisitions	$112,333	$336,958

(1)	In the first quarter of 2017, we reclassified $1.2 million of accounts payable overdrafts from financial assets to financial liabilities for the year ended December 31, 2016.

Changes in the carrying amount of goodwill, by reportable segment, from December 31, 2016 to April 1, 2017 are summarized as follows:

	West	East	Cement	Total
Balance, December 31, 2016	$334,257	$243,417	$204,538	$782,212
Acquisitions(1)	57,042	8,235	118	65,395
Foreign currency translation adjustments	427	—	—	427
Balance, April 1, 2017	$391,726	$251,652	$204,656	$848,034

Accumulated impairment losses as of April 1, 2017 and December 31, 2016	$(53,264)	$(14,938)	$—	$(68,202)

(1)	Reflects goodwill from 2017 acquisitions and working capital adjustments from prior year acquisitions.

The Company’s intangible assets are primarily composed of goodwill, lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	April 1, 2017			December 31, 2016
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Leases	$15,902	$(3,547)	$12,355	$15,888	$(3,382)	$12,506
Reserve rights	6,234	(1,358)	4,876	8,706	(3,710)	4,996
Trade names	1,000	(683)	317	1,000	(658)	342
Other	249	(112)	137	249	(104)	145
Total intangible assets	$23,385	$(5,700)	$17,685	$25,843	$(7,854)	$17,989

Amortization expense totaled $0.3 million and $0.4 million for the three months ended April 1, 2017 and April 2, 2016, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to April 1, 2017 is as follows:

2017 (nine months)	$949
2018	1,279
2019	1,260
2020	1,177
2021	1,135
2022	1,135
Thereafter	10,750
Total	$17,685

3.ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of April 1, 2017 and December 31, 2016:

	April 1,	December 31,
	2017	2016
Trade accounts receivable	$147,501	$152,845
Retention receivables	10,136	12,117
Receivables from related parties	355	721
Accounts receivable	157,992	165,683
Less: Allowance for doubtful accounts	(3,148)	(3,306)
Accounts receivable, net	$154,844	$162,377

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4.INVENTORIES

Inventories consisted of the following as of April 1, 2017 and December 31, 2016:

	April 1,	December 31,
	2017	2016
Aggregate stockpiles	$114,226	$103,073
Finished goods	47,968	35,071
Work in process	5,409	6,440
Raw materials	19,395	13,095
Total	$186,998	$157,679

5.ACCRUED EXPENSES

Accrued expenses consisted of the following as of April 1, 2017 and December 31, 2016:

	April 1,	December 31,
	2017	2016
Interest	$18,341	$22,991
Payroll and benefits	18,217	30,546
Capital lease obligations	17,396	11,766
Insurance	11,047	11,966
Non-income taxes	7,714	5,491
Professional fees	2,244	2,459
Other(1)	25,761	25,254
Total	$100,720	$110,473

(1)	Consists primarily of subcontractor and working capital settlement accruals.

6.DEBT

Debt consisted of the following as of April 1, 2017 and December 31, 2016:

	April 1,	December 31,
	2017	2016
Term Loan, due 2022:
$638.6 million and $640.3 million, net of $2.4 million and $2.6 million discount at April 1, 2017 and December 31, 2016, respectively	$636,186	$637,658
8 1⁄2% Senior Notes, due 2022	250,000	250,000
6 1⁄8% Senior Notes, due 2023:
$650.0 million, net of $1.5 million and $1.6 million discount at April 1, 2017 and December 31, 2016, respectively	648,468	648,407
Total	1,534,654	1,536,065
Current portion of long-term debt	6,500	6,500
Long-term debt	$1,528,154	$1,529,565

The contractual payments of long-term debt, including current maturities, for the five years subsequent to April 1, 2017, are as follows:

2017 (nine months)	$4,875
2018	4,875
2019	6,500
2020	8,125
2021	6,500
2022	857,750
Thereafter	650,000
Total	1,538,625
Less: Original issue net discount	(3,971)
Less: Capitalized loan costs	(15,097)
Total debt	$1,519,557

Senior Notes— On March 8, 2016, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC ("Finance Corp." and with Summit LLC, the “Issuers”) issued $250.0 million of 8.500% senior notes due April 15, 2022 (the “2022 Notes”). The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The proceeds from the sale of the 2022 Notes were used to fund the acquisition of Boxley, replenish cash used for the acquisition of AMC and pay expenses incurred in connection with these acquisitions. The 2022 Notes were issued under an indenture dated March 8, 2016 (as amended and supplemented, the “2016 Indenture”). The 2016 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2016 Indenture also contains customary events of default. Interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2022 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2016 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of April 1, 2017 and December 31, 2016, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the original aggregate amount of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022.

On January 19, 2017, Summit LLC entered into Amendment No. 1 (“Amendment No. 1”) to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which, among other things, reduced the applicable margin in respect of the $640.3 million outstanding principal amount of term loans thereunder and included a 1.00% prepayment premium in connection with certain further repricing events that occur on or prior to the six-month anniversary of the effective date of Amendment No. 1. All other material terms and provisions remain substantially identical to the terms and provisions in place immediately prior to the effectiveness of Amendment No. 1.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of April 1, 2017 and December 31, 2016, leaving remaining borrowing capacity of $215.4 million as of April 1, 2017, which is net of $19.6 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of April 1, 2017 and December 31, 2016, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

Interest expense related to debt totaled $21.6 million and $18.3 million in the three months ended April 1, 2017 and April 2, 2016, respectively.

The following table presents the activity for the deferred financing fees for the three months ended April 1, 2017 and April 2, 2016:

Deferred financing fees
Balance—December 31, 2016	$18,290
Loan origination fees	699
Amortization	(917)
Write off of deferred financing fees	(45)
Balance—April 1, 2017	$18,027

Balance—January 2, 2016	$15,892
Loan origination fees	5,001
Amortization	(729)
Balance—April 2, 2016	$20,164

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of April 1, 2017 or December 31, 2016.

7.ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in each component of accumulated other comprehensive loss consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	loss
Balance — December 31, 2016	$(7,181)	$(17,790)	$(2,473)	$(27,444)
Foreign currency translation adjustment	—	706	—	706
Income on cash flow hedges	—	—	412	412
Balance — April 1, 2017	$(7,181)	$(17,084)	$(2,061)	$(26,326)

Balance — January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)
Foreign currency translation adjustment	—	4,642	—	4,642
Loss on cash flow hedges	—	—	(2,234)	(2,234)
Balance — April 2, 2016	$(7,607)	$(15,273)	$(3,178)	$(26,058)

8.INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state, and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

As of April 1, 2017 and December 31, 2016, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the three months ended April 1, 2017 and April 2, 2016.

9.COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through April 1, 2017, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of April 1, 2017 and December 31, 2016, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of future funding obligations.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of April 1, 2017 and December 31, 2016, $20.4 million and $18.8 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $5.9 million and $5.1 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of April 1, 2017 and December 31, 2016 were $67.6 million and $63.6 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

10.SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	April 1,	April 2,
	2017	2016
Cash payments:
Interest	$26,727	$28,129
Income taxes	230	269

11.SEGMENT INFORMATION

The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of April 1, 2017 and December 31, 2016 and for the three months ended April 1, 2017 and April 2, 2016:

	Three months ended
	April 1,	April 2,
	2017	2016
Revenue*:
West	$143,219	$123,717
East	97,223	70,674
Cement	43,835	33,988
Total revenue	$284,277	$228,379

*       Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended
	April 1,	April 2,
	2017	2016
Revenue by product*:
Aggregates	$61,622	$49,908
Cement	39,435	28,536
Ready-mix concrete	93,177	80,166
Asphalt	19,537	12,656
Paving and related services	36,296	27,148
Other	34,210	29,965
Total revenue	$284,277	$228,379

*       Revenue from the liquid asphalt terminals is included in asphalt revenue.

	Three months ended
	April 1,	April 2,
	2017	2016
Adjusted EBITDA:
West	$15,699	$13,279
East	4,348	3,173
Cement	2,685	971
Corporate and other	(9,102)	(8,997)
Total Adjusted EBITDA	13,630	8,426
Interest expense	24,715	21,286
Depreciation, depletion and amortization	39,304	31,900
Accretion	444	460
Loss on debt financings	190	—
Transaction costs	1,273	3,316
Non-cash compensation	4,748	2,036
Other	(12)	(180)
Loss from continuing operations before taxes	$(57,032)	$(50,392)

	Three months ended
	April 1,	April 2,
	2017	2016
Purchases of property, plant and equipment
West	$26,562	$23,252
East	15,706	11,050
Cement	7,673	4,229
Total reportable segments	49,941	38,531
Corporate and other	1,115	594
Total purchases of property, plant and equipment	$51,056	$39,125

	Three months ended
	April 1,	April 2,
	2017	2016
Depreciation, depletion, amortization and accretion:
West	$15,663	$16,036
East	15,378	10,431
Cement	8,048	5,259
Total reportable segments	39,089	31,726
Corporate and other	659	634
Total depreciation, depletion, amortization and accretion	$39,748	$32,360

	April 1,	December 31,
	2017	2016
Total assets:
West	$1,015,778	$902,763
East	921,578	870,613
Cement	878,571	868,440
Total reportable segments	2,815,927	2,641,816
Corporate and other	149,267	134,604
Total	$2,965,194	$2,776,420

12.RELATED PARTY TRANSACTIONS

Blackstone Advisory Partners L.P., an affiliate of Blackstone Management Partners L.L.C., served as an initial purchaser of $18.8 million of the 2022 Notes issued in March 2016 and received compensation in connection therewith.

13.GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

April 1, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$155,887	$3,023	$16,421	$(19,224)	$156,107
Accounts receivable, net	—	148,591	6,354	(101)	154,844
Intercompany receivables	609,926	268,153	—	(878,079)	—
Cost and estimated earnings in excess of billings	—	14,243	683	—	14,926
Inventories	—	181,604	5,394	—	186,998
Other current assets	2,027	9,052	959	—	12,038
Total current assets	767,840	624,666	29,811	(897,404)	524,913
Property, plant and equipment, net	7,390	1,500,769	20,100	—	1,528,259
Goodwill	—	800,885	47,149	—	848,034
Intangible assets, net	—	17,685	—	—	17,685
Other assets	3,256,860	124,988	1,945	(3,337,490)	46,303
Total assets	$4,032,090	$3,068,993	$99,005	$(4,234,894)	$2,965,194
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	—	15,352	—	—	15,352
Accounts payable	326	99,573	4,984	(101)	104,782
Accrued expenses	37,814	81,209	921	(19,224)	100,720
Intercompany payables	505,756	365,109	7,214	(878,079)	—
Billings in excess of costs and estimated earnings	—	12,659	201	—	12,860
Total current liabilities	550,396	573,902	13,320	(897,404)	240,214
Long-term debt	1,513,057	—	—	—	1,513,057
Acquisition-related liabilities	—	28,459	—	—	28,459
Other noncurrent liabilities	2,904	227,348	56,368	(165,241)	121,379
Total liabilities	2,066,357	829,709	69,688	(1,062,645)	1,903,109
Total member's interest	1,965,733	2,239,284	29,317	(3,172,249)	1,062,085
Total liabilities and member’s interest	$4,032,090	$3,068,993	$99,005	$(4,234,894)	$2,965,194

Condensed Consolidating Balance Sheets

December 31, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$133,862	$4,820	$14,656	$(10,666)	$142,672
Accounts receivable, net	—	155,389	7,090	(102)	162,377
Intercompany receivables	521,658	321,776	—	(843,434)	—
Cost and estimated earnings in excess of billings	—	6,830	620	—	7,450
Inventories	—	153,374	4,305	—	157,679
Other current assets	1,259	11,012	529	—	12,800
Total current assets	656,779	653,201	27,200	(854,202)	482,978
Property, plant and equipment, net	7,033	1,418,902	20,517	—	1,446,452
Goodwill	—	735,490	46,722	—	782,212
Intangible assets, net	—	17,989	—	—	17,989
Other assets	3,202,706	125,270	1,946	(3,283,133)	46,789
Total assets	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,000	20,663	—	—	21,663
Accounts payable	1,497	76,886	3,329	(102)	81,610
Accrued expenses	46,460	73,807	872	(10,666)	110,473
Intercompany payables	509,503	327,405	6,526	(843,434)	—
Billings in excess of costs and estimated earnings	—	15,242	214	—	15,456
Total current liabilities	564,960	514,003	10,941	(854,202)	235,702
Long-term debt	1,514,456	—	—	—	1,514,456
Acquisition-related liabilities	—	25,161	—	—	25,161
Other noncurrent liabilities	2,395	231,199	56,356	(165,242)	124,708
Total liabilities	2,081,811	770,363	67,297	(1,019,444)	1,900,027
Total member's interest	1,784,707	2,180,489	29,088	(3,117,891)	876,393
Total liabilities and member’s interest	$3,866,518	$2,950,852	$96,385	$(4,137,335)	$2,776,420

Condensed Consolidating Statements of Operations

For the three months ended April 1, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	276,375	9,410	(1,508)	$284,277
Cost of revenue (excluding items shown separately below)	—	211,992	7,088	(1,508)	217,572
General and administrative expenses	15,050	43,373	1,318	—	59,741
Depreciation, depletion, amortization and accretion	658	38,439	651	—	39,748
Operating (loss) income	(15,708)	(17,429)	353	—	(32,784)
Other loss (income), net	15,410	235	(35)	(16,077)	(467)
Interest expense	23,638	213	864	—	24,715
Loss from continuing operations before taxes	(54,756)	(17,877)	(476)	16,077	(57,032)
Income tax (benefit) expense	—	(2,180)	2	—	(2,178)
Net loss	(54,756)	(15,697)	(478)	16,077	(54,854)
Net loss attributable to noncontrolling interest	—	—	—	(98)	(98)
Net loss attributable to member of Summit Materials, LLC	$(54,756)	$(15,697)	$(478)	$16,175	$(54,756)
Comprehensive loss attributable to member of Summit Materials, LLC	$(53,638)	$(16,109)	$(1,184)	$17,293	$(53,638)

Condensed Consolidating Statements of Operations

For the three months ended April 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$221,655	$8,688	$(1,964)	$228,379
Cost of revenue (excluding items shown separately below)	—	172,888	5,866	(1,964)	176,790
General and administrative expenses	14,183	33,066	1,437	—	48,686
Depreciation, depletion, amortization and accretion	634	30,669	1,057	—	32,360
Operating (loss) income	(14,817)	(14,968)	328	—	(29,457)
Other expense (income), net	12,249	331	(183)	(12,748)	(351)
Interest expense	15,098	5,328	860	—	21,286
Loss from continuing operations before taxes	(42,164)	(20,627)	(349)	12,748	(50,392)
Income tax benefit	—	(8,088)	(61)	—	(8,149)
Net loss	(42,164)	(12,539)	(288)	12,748	(42,243)
Net loss attributable to noncontrolling interest	—	—	—	(79)	(79)
Net loss attributable to member of Summit Materials, LLC	$(42,164)	$(12,539)	$(288)	$12,827	$(42,164)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(39,756)	$(14,773)	$4,354	$10,419	$(39,756)

Condensed Consolidating Statements of Cash Flows

For the three months ended April 1, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(42,891)	$(4,035)	$1,850	$—	$(45,076)
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(112,333)	—	—	(112,333)
Purchase of property, plant and equipment	(1,115)	(49,931)	(10)	—	(51,056)
Proceeds from the sale of property, plant, and equipment	—	4,325	—	—	4,325
Other	—	974	—	—	974
Net cash used for investing activities	(1,115)	(156,965)	(10)	—	(158,090)
Cash flow from financing activities:
Proceeds from investment by member	164,795	73,834	—	—	238,629
Capital issuance costs	(638)	—	—	—	(638)
Loans received from and payments made on loans from other Summit Companies	(92,904)	101,616	(154)	(8,558)	—
Payments on long-term debt	(1,625)	(1,941)	—	—	(3,566)
Payments on acquisition-related liabilities	—	(13,914)	—	—	(13,914)
Financing costs	(699)	—	—	—	(699)
Distributions from partnership	(2,579)	—	—	—	(2,579)
Other	(319)	(392)	(21)	—	(732)
Net cash provided by (used for) financing activities	66,031	159,203	(175)	(8,558)	216,501
Impact of cash on foreign currency	—	—	100	—	100
Net increase (decrease) in cash	22,025	(1,797)	1,765	(8,558)	13,435
Cash — Beginning of period	133,862	4,820	14,656	(10,666)	142,672
Cash — End of period	$155,887	$3,023	$16,421	$(19,224)	$156,107

Condensed Consolidating Statements of Cash Flows

For the three months ended April 2, 2016

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(44,336)	$5,841	$(3,463)	$—	$(41,958)
Cash flow from investing activities:
Acquisitions, net of cash acquired	(42,073)	(207,038)	—	—	(249,111)
Purchase of property, plant and equipment	(593)	(38,295)	(237)	—	(39,125)
Proceeds from the sale of property, plant, and equipment	—	6,019	—	—	6,019
Net cash used for investing activities	(42,666)	(239,314)	(237)	—	(282,217)
Cash flow from financing activities:
Proceeds from investment by member	(448,711)	448,711	—	—	—
Capital issuance costs	—	—	—	—	—
Net proceeds from debt issuance	250,000	—	—	—	250,000
Loans received from and payments made on loans from other Summit Companies	206,028	(206,820)	(445)	1,237	—
Payments on long-term debt	(1,625)	(1,833)	—	—	(3,458)
Payments on acquisition-related liabilities	(400)	(9,073)	—	—	(9,473)
Financing costs	(5,001)	—	—	—	(5,001)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Net cash (used for) provided by financing activities	(2,209)	230,985	(445)	1,237	229,568
Impact of cash on foreign currency	—	—	446	—	446
Net decrease in cash	(89,211)	(2,488)	(3,699)	1,237	(94,161)
Cash — Beginning of period	180,712	4,068	12,208	(11,600)	185,388
Cash — End of period	$91,501	$1,580	$8,509	$(10,363)	$91,227